UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NAUTICUS ROBOTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63911H108

(CUSIP Number)

Dianne Ralston

Chief Legal Officer and Secretary

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☒

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63911H108

1.	Names of Reporting Persons Schlumberger N.V. (Schlumberger Limited)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CURAÇAO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,920*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,920*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,920*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%+
14.	Type of Reporting Person CO

*

Excludes 1,981,164 additional shares of Common Stock that Schlumberger Technology Corporation (“STC”) has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (as defined in Item 3 below).

+

Based on 49,832,918 shares of Common Stock outstanding as of October 2, 2023, as reported in Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2023.

CUSIP No. 63911H108

1.	Names of Reporting Persons Schlumberger B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,920*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,920*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,920*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%+
14.	Type of Reporting Person CO

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (as defined in Item 3 below).

+	Based on 49,832,918 shares of Common Stock outstanding as of October 2, 2023, as reported in Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on October 6, 2023.

CUSIP No. 63911H108

1.	Names of Reporting Persons Schlumberger Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,920*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,920*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,920*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%+
14.	Type of Reporting Person CO

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (as defined in Item 3 below).

+	Based on 49,832,918 shares of Common Stock outstanding as of October 2, 2023, as reported in Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on October 6, 2023.

CUSIP No. 63911H108

1.	Names of Reporting Persons Schlumberger Technology Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,682,920*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,682,920*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,682,920*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%+
14.	Type of Reporting Person CO

*

Excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement (as defined in Item 3).

+	Based on 49,832,918 shares of Common Stock outstanding as of October 2, 2023, as reported in Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on October 6, 2023.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Nauticus Robotics, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 17146 Feathercraft Lane, Suite 450, Webster, TX 77598.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Schlumberger N.V. (Schlumberger Limited), a corporation formed under the laws of Curaçao (“SLB”);

(ii)	Schlumberger B.V., a corporation formed under the laws of the Netherlands (“SBV”);

(iii)	Schlumberger Holdings Corporation, a corporation formed under the laws of Delaware, United States (“SHC”); and

(iv)	Schlumberger Technology Corporation, a corporation formed under the laws of Texas, United States (“STC”).

SLB is the sole stockholder of SBV. SBV is the sole stockholder of SHC. SHC is the sole stockholder of STC. The name and present principal occupation of each director and executive officer of SLB (collectively, the “Listed Persons”) are set forth on Schedule A to this Schedule 13D, which is incorporated herein by reference. None of the Listed Persons individually beneficially owns any securities of the Issuer.

(b)

The business address of SLB and the Listed Persons for purposes of this filing is 5599 San Felipe, Houston, Texas 77056. The business address of SBV is Parkstraat 83, 2514 JG The Hague, Netherlands. The business address of each of SHC and STC is 300 Schlumberger Drive, Sugar Land, Texas 77478.

(c)

The principal business of SLB is to act as a holding company for the equity of its various direct subsidiaries, including SBV. The principal business of SBV is to act as a holding company for the equity of its various direct subsidiaries, including SHC. The principal business of SHC is to act as a holding company for the equity of its various subsidiaries, including STC. The principal business of STC is the provision of oilfield services in the United States.

(d)

None of the Reporting Persons has been and, to the Reporting Persons’ knowledge, none of the Listed Persons has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

None of the Reporting Persons has been and, to the Reporting Persons’ knowledge, none of the Listed Persons has been, party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	SLB is organized under the laws of Curaçao. SBV is organized under the laws of the Netherlands. SHC is organized under the laws of Delaware. STC is organized under the laws of Texas.

Item 3. Source and Amount of Funds or Other Consideration.

On September 9, 2022 (the “Closing Date”), the Issuer (formerly known as CleanTech Acquisition Corp.) (prior to the Closing Date, “CLAQ”), consummated the business combination pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement,” and together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”) with CleanTech Merger Sub, Inc. (“Merger Sub”), and Nauticus Robotics, Inc. (prior to the Closing Date, “Nauticus Robotics Holdings, Inc.”). Pursuant to the terms of the Merger Agreement, a business combination between CLAQ and Nauticus Robotics Holdings, Inc. was effected through the merger of Merger Sub with and into Nauticus Robotics Holdings, Inc., with Nauticus Robotics Holdings, Inc. surviving the merger as a wholly owned subsidiary of CLAQ. On the Closing Date, as contemplated by the Merger Agreement, CLAQ was renamed “Nauticus Robotics, Inc.” and the previous Nauticus Robotics, Inc. was renamed “Nauticus Robotics Holdings Inc.” Pursuant to the Business Combination, STC acquired 7,932,920 shares of Common Stock as merger consideration upon the conversion of shares of preferred stock of Nauticus Robotics, Inc and upon the conversion of the Convertible Promissory Note in the amount of $1.5 million issued by Nauticus Robotics, Inc., as well as 750,000 shares of Common Stock in a private placement by CLAQ that closed immediately prior to the close of the Business Combination. STC used its working capital to acquire the securities converted into shares of Common Stock and to acquire the shares of Common Stock in the private placement noted above.

Item 4. Purpose of Transaction

The information in Item 3 is incorporated herein by reference.

Director Designation Letter Agreement

On October 2, 2023, the Issuer and STC entered into a letter agreement (the “Director Designation Letter Agreement”), pursuant to which, among other things, effective as of, and from and after, the closing of the 3D Merger (as defined below), the Issuer agreed to cause an individual designated by STC (the “STC Designee”) to be appointed to, and otherwise remain on, subject to the applicable stockholder vote, the Issuer’s Board of Directors (the “Board”) for an initial term expiring at the annual meeting of the Issuer’s stockholders held in the third year following the year of the STC Designee’s election. Thereafter, as long as STC and its affiliates own at least 20% of the voting power of all of the then outstanding shares of voting stock of the Issuer, the Issuer agreed to cause the STC Designee to be appointed, subject to the applicable stockholder vote, as a director of the Board for consecutive three-year terms. If at any time when STC maintains its right to designate a director, a vacancy is created on the Board as a result of the death, disability, retirement, resignation or removal of the STC Designee, STC will be entitled to nominate a replacement director to fill such vacancy and the Issuer agreed to cause such replacement director to be appointed to the Board for the remainder of the term.

The foregoing description of the Director Designation Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Director Designation Letter Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Company Stockholder Support Agreement

On October 2, 2023, STC entered into a Company Stockholder Support Agreement (the “Company Stockholder Support Agreement”) with the Issuer and several stockholders of 3D at Depth, Inc. (“3D”), pursuant to which, among other things, STC agreed to vote or cause to be voted (including by class vote and/or written consent, if applicable) the securities of 3D beneficially owned by STC in favor of the approval of an Agreement and Plan of Merger, dated as of October 2, 2023, by and among the Issuer, 3D Merger Sub, Inc. (“Merger Sub”), and 3D, and the other transactions contemplated thereby, pursuant to which a merger between the Issuer and 3D will be effected through the merger of Merger Sub with and into 3D, with 3D surviving the merger as a wholly owned subsidiary of the Issuer (the “3D Merger”), and agreed to certain transfer restrictions applicable to such securities of 3D beneficially owned by STC, as described in the Company Stockholder Support Agreement, which was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 6, 2023.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management of the Issuer and/or the Board, engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, STC directly holds 8,682,920 shares of Common Stock, constituting approximately 17.4% of the outstanding shares of Common Stock, based on 49,832,918 shares of Common Stock outstanding as of October 2, 2023, as reported in Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on October 6, 2023. Since SHC controls STC, it is deemed to beneficially own the shares of Common Stock held directly by STC. Since SBV controls SHC, it is deemed to beneficially own the shares of Common Stock held directly by STC. Since SLB controls SBV, it is deemed to beneficially own the Common Stock held directly by STC. Such beneficial ownership excludes 1,981,164 additional shares of Common Stock that STC has the right to receive if, on or before December 16, 2026, the Common Stock meets or exceeds certain target prices as set forth in the Merger Agreement.

(b)	SLB, SBV, SHC and STC have shared voting power and shared dispositive power over the shares of Common Stock held directly by STC.

(c)	There have been no transactions in the shares of Common Stock effected by the Reporting Persons in the past 60 days.

(d)

The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common Stock reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference.

The Director Designation Letter Agreement is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Lock-Up Agreement

On October 2, 2023, STC entered into a Large Stockholder Lock-Up Agreement (the “Lock-Up Agreement”) with the Issuer, pursuant to which, among other things, STC agreed, subject to certain limited exceptions, to be subject to a lock-up period of 180 days following the closing date of the 3D Merger. During the lock-up period, STC may not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the shares of Common Stock obtained by them pursuant to the 3D Merger (the “Lock-Up Shares”); (ii) enter into a transaction that would have the same effect; (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise; (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement; or (v) engage in any short sales with respect to the Issuer’s securities. If the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares for common stock, cash, securities or other property, then the Lock-Up Shares shall be released from the restrictions of the Lock-Up Agreement to the extent necessary to allow STC to participate in such transaction.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, the form of which is incorporated by reference as Exhibit 99.3 hereto, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

99.1 Joint Filing Agreement dated November 2, 2023.

99.2 Director Designation Letter Agreement, dated as of October  2, 2023, by and between Nauticus Robotics, Inc. and Schlumberger Technology Corporation (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K, filed with the SEC on October  6, 2023).

99.3 Form of Large Stockholder Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed with the SEC on October 6, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Date: November 2, 2023

Schlumberger N.V. (Schlumberger Limited)

By:	/s/ Eileen Hardell
Name:	Eileen Hardell
Title:	Assistant Secretary

Schlumberger B.V.

By:	/s/ Eileen Hardell
Name:	Eileen Hardell
Title:	Secretary

Schlumberger Holdings Corporation

By:	/s/ Jeanne Morrissette
Name:	Jeanne Morrissette
Title:	Treasurer

Schlumberger Technology Corporation

By:	/s/ Arindam Bhattacharya
Name:	Arindam Bhattacharya
Title:	Vice President

Schedule A

Executive Officers and Directors of Schlumberger N.V. (Schlumberger Limited)

Name	Citizenship	Principal Occupation
Olivier Le Peuch	France	Chief Executive Officer and Director

Khaled Al Mogharbel		Executive Vice President, Geographies

Stephane Biguet		Executive Vice President and Chief Financial Officer

Abdellah Merad		Executive Vice President, Core Services and Equipment

Katharina Beumelburg		Chief Strategy and Sustainability Officer

Demosthenis Pafitis		Chief Technology Officer

Dianne Ralston		Chief Legal Officer and Secretary

Carmen Rando Bejar		Chief People Officer

Gavin Rennick		President, New Energy

Kevin Fyfe		Vice President and Treasurer

Howard Guild		Chief Accounting Officer

Ugo Prechner		Vice President and Controller

Vijay Kasibhatla		Director, Mergers and Acquisitions

Rakesh Jaggi		President, Digital & Integration

Peter Coleman	Australia	Director

Patrick de La Chevardière	France	Director

Miguel Galuccio	Argentina and United Kingdom	Director

James Hackett	United States	Director

Samuel Leupold	Switzerland	Director

Tatiana Mitrova	Israel and Russia	Director

Maria Moræus Hanssen	Norway	Director

Vanitha Narayanan	United States	Director

Jeff Sheets	United States	Director

Ulrich Spiesshofer	Germany and Switzerland	Director